January 15, 2025

Rebecca Marquigny

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Ms. Marquigny:

On September 19, 2024, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 (“the 1933 Act”) and the Investment Company Act of 1940 on behalf of Clough Hedged Equity ETF and Clough Select Equity ETF (each a “Fund” and collectively the “Funds”). The Funds are being established as “shell” funds in anticipation of a reorganization of the Funds from the Listed Funds Trust to the Trust. Please note that the shareholder proxy solicitation will be conducted using a form of proxy filed on Schedule 14A. It is our view that the shares to be issued in the reorganization need not be registered under the 1933 Act and therefore no Form N-14 registration statement need be filed. An analysis on this point was provided to the staff by the Listed Funds Trust.

The Trust has revised the Fund’s prospectus in response to comments given by you via telephone to Matthew Tobin on November 5, 2024. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General Comments

Comment 1. Please reply in writing at least five days prior to any automatic effective date. We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. Please note that a Form 485 BXT was filed on December 31, 2024 to designate a new effective date of January 14, 2025. Please see below for responses to your comments as well as relevant attachments as indicated in certain responses.

JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265

January 15, 2025

Hedged Equity ETF

Principal Investment Strategies of the Fund

Comment 2. Please include completed fee tables and expense examples. Also, please confirm that there is no waiver or recoupment arrangement. We may have additional comments.

Response. Please see the completed fee tables and expense examples in the attached Clough Hedged Equity and Clough Select Equity ETF – Combined Prospectus – REDLINE (the “Prospectus”). Additionally, the Registrant confirms that neither Fund has a waiver or recoupment arrangement.

Comment 3. Please supplement the initial disclosure in the principal strategy summary to state the Fund’s investment thesis more precisely. Specifically, clarify the following language within sentence number one: above-average financial characteristics, in comparison to what? Second, undervalued as measured by which metrics? Third, what metric or metrics indicate that companies “have growth potential”? In addition, clarify how the adviser concludes a company will decline in price sufficiently to merit taking a short position in its securities.

Response. Please see the attached Prospectus for clarifications and supplements made to the initial disclosure in the principal strategy summary.

Comment 4. We note your statement that you may invest in companies of “all market capitalizations.” Over the last year, has the portfolio been tilted toward a particular market capitalization or capitalizations or other investment factors intentionally or otherwise? If so, please use more definitive language to describe the strategy. Discuss what you actually do and intend to do, and limit or move “may” disclosure to later in the filing.

Response. In the most recent fiscal year, approximately 60-70% of the Fund’s exposure was to large-cap stocks, 10-15% to mid-cap and 5-10% to small-cap. Although the Fund’s strategy includes companies organized in the U.S. but deriving revenue from international markets, including emerging markets, approximately 3/4 of the Fund’s exposure was to the United States in the most recent fiscal year. This allocation may shift over time based on market conditions and opportunities. The attached Prospectus includes revisions to address the questions presented.

Comment 5. If the Fund uses unsponsored depositary receipts, please state this in the strategy and address the unique risks of unsponsored instruments in the risk summary.

Response. The Fund only uses sponsored depositary receipts, which has been specified in the attached Prospectus.

Comment 6. You state that the adviser typically seeks companies that “it believes will outperform the market over the course of an entire (five to eleven year) market cycle.” However, you also identify high portfolio turnover as a principal risk. Please reconcile the disclosure to address the inconsistency these two concepts present.

Response. Please see the revisions made to reconcile the inconsistency in the attached Prospectus.

January 15, 2025

Comment 7. In paragraph 2, the third sentence says “the Adviser typically looks to purchase securities of companies organized in the US but doing a substantial amount of business outside the U.S.,” while the fourth sentence discusses “exposure to emerging markets through investments in U.S.-listed securities, including ADRs, of companies domiciled in emerging markets.” If the overall portfolio predominantly will be foreign exposure, please say this directly. Also, please quantify “substantial” and define the term “emerging markets”.

Response. The overall portfolio will not be predominately foreign exposure. Please see the attached Prospectus, which was revised to better explain the investment strategies utilized. Please note that “substantial” has been replaced with more succinct language.

Comment 8. The end of the third sentence describes the funds volatility goal as “lower than that experienced by the broader market.” To which “broader market” does this refer? (Global equity market? US equity market? Foreign equity market? Emerging market companies?) Please specify.

Response. The attached Prospectus has been updated to specify the “broader market” reference.

Comment 9. What does “key, proprietary insights into industry or economic trends…uncovered by the Adviser” mean. Please rewrite this in plain English. Likewise, what constitutes a “major global investment theme(s),” and how does the adviser identify an “attractive” one? Please explain these concepts in concrete terms and consider providing examples.

Response. Please see attached the revisions made to the Prospectus to explain the strategies in plain English.

Comment 10. The fourth paragraph is predominately jargon. Please explain what you mean by a “competitive position,” (e.g. competitive relative to what?). How does the adviser assess the quality of company management (e.g. using what methods and what metrics)? To what does “relative valuation sustainability attributes” refer (e.g. sustainable how)? Relative to what? Please replace the jargon with ordinary language unsophisticated investors can understand comfortably. The same comment applies to the 5th paragraph too. Use a term other than “profit headwinds,” and identify the kind of “competitive pressures” you envision here. What is the relevant “period or time” here (e.g. six months or a 5-11 year cycle)?

Response. Please see attached the revisions made to the Prospectus to remove the jargon and explain the strategies in plain English.

Comment 11. Describe the Fund’s hedging strategy in greater detail. For example, when will the adviser use puts and calls to hedge positions and what other derivatives are contemplated. What are “long-dated bonds” and when/how will they be advantageous? The current disclosure gives the adviser so much flexibility that an investor cannot get a reasonable sense of the kind of companies the fund is expected to hold. Revise or supplement the disclosure to make this paragraph more useful.

Response. Please see in the attached Prospectus the revisions made to better describe the Fund’s hedging strategy.

Comment 12. It is unclear in the current disclosure how the adviser will consider issuer or sector exposures, position limits, and debt outstanding when making decisions on the construction of the Fund’s portfolio. Please revise the final section of the Fund’s principal strategy to disclose any portfolio construction parameters that you will use to construct the Fund’s portfolio, along with a funds anticipated average maturity of the relevant derivatives the Fund will employ.

Response. Please see the revisions made to the attached Prospectus regarding the portfolio construction parameters and the anticipated maturity of the relevant derivatives the Fund will employ. Upon further review, the Registrant has determined long-dated bonds are not part of the principal investment strategy and removed this disclosure from the Prospectus.

January 15, 2025

Principal Risks of Investing in the Fund

Comment 13. We note certain risks are raised only in the context of your depositary receipts risk and also should be included in the foreign (and emerging) markets risk descriptions. In your foreign markets risk description, specifically state “Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares.”

In addition, please note that this in turn could lead to differences in the market price of the ETF's shares and the underlying value of those shares. Please supplement the foreign risk disclosure accordingly.

Response. Please see below the additions to the Emerging Markets Risk and Foreign Markets Risk disclosures.

●

Emerging Markets Risk. Emerging markets are subject to greater market volatility, lower trading volume, political and economic instability, uncertainty regarding the existence of trading markets and more governmental limitations on foreign investment than more developed markets. In addition, securities in emerging markets may be subject to greater price fluctuations than securities in more developed markets. Differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Adviser’s ability to evaluate local companies and impact the Fund’s performance. Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares.

January 15, 2025

●

Foreign Markets Risk. Investments in ADRs and ETFs that provide exposure to non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, the value of non-U.S. securities may be subject to risk of decline due to foreign currency fluctuations or to political or economic instability. Investments in ADRs also may be subject to withholding or other taxes and may be indirectly subject to additional trading, settlement, custodial, and operational risks. These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments. Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares. This, in turn, could lead to differences in the market price of the ETF’s and ADR shares and the underlying value of those shares.

Comment 14. Consistent with instruction 6 of item 27A-(d)(2), of form N-1A, the fund’s "broad-based index" should be an index that represents the overall applicable domestic or international equity or debt markets as appropriate. In your response letter, please supplementally explain to us how the broad-based securities market index of the predecessor fund is an appropriate index for purposes of the form requirement.

Response. The Registrant will adopt the Bloomberg World Large, Mid & Small Cap Equal Weight Total Return Index (the “WLSEQT Index”) as the Fund’s broad-based index because it is an equal weighted equity benchmark that covers the top 99% of market cap of the measured market. The benchmark adoption is reflected in the attached Prospectus.

Comment 15. To the extent applicable, please make all the same changes to this Fund’s disclosure as in response to our comments on the prior fund.

Response. Please see below Comments 16 through 26 which address the relevant changes made for the Clough Select Equity ETF.

January 15, 2025

Clough Select Equity ETF

Principal Investment Strategies of the Fund

Comment 16. Please supplement the initial disclosure in the principal strategy summary to state the Fund’s investment thesis more precisely. Specifically, clarify the following language within sentence number one: above-average financial characteristics, in comparison to what? Second, undervalued as measured by which metrics? Third, what metric or metrics indicate that companies “have growth potential”? In addition, clarify how the adviser concludes a company will decline in price sufficiently to merit taking a short position in its securities.

Response. Please see the attached Prospectus for clarifications and supplements made to the initial disclosure in the principal strategy summary.

Comment 17. We note your statement that you may invest in companies of “all market capitalizations.” Over the last year, has the portfolio been tilted toward a particular market capitalization or capitalizations or other investment factors intentionally or otherwise? If so, please use more definitive language to describe the strategy. Discuss what you actually do and intend to do, and limit or move “may” disclosure to later in the filing.

Response. In the most recent fiscal year, approximately 50-60% of the Fund’s exposure was to large-cap stocks, 15-20% to mid-cap and 5-15% to small-cap. Although the Fund’s strategy includes companies organized in the U.S. but deriving revenue from international markets, including emerging markets, approximately 3/4 of the Fund’s exposure was to the United States in the most recent fiscal year. This allocation may shift over time based on market conditions and opportunities. The attached Prospectus includes revisions to address the questions presented.

Comment 18. If the fund uses unsponsored depositary receipts, please state this in the strategy and address the unique risks of unsponsored instruments in the risk summary.

Response. The Fund only uses sponsored depository receipts, which has been reflected in the attached Prospectus.

Comment 19. You state that the adviser typically seeks companies that “it believes will outperform the market over the course of an entire (five to eleven year) market cycle.” However, you also identify high portfolio turnover as a principal risk. Please reconcile the disclosure to address the inconsistency these two concepts present.

Response. Please see the revisions made to reconcile the inconsistency in the attached Prospectus.

Comment 20. In paragraph 2, the first sentence says, “the Adviser typically looks to purchase securities of companies organized in the US but doing a substantial amount of business outside the U.S.,” while the second sentence discusses “exposure to emerging markets through investments in U.S.-listed securities, including ADRs, of companies domiciled in emerging markets.” If the overall portfolio predominantly will be foreign exposure, please say this directly. Also, please quantify “substantial” and define the term “emerging markets”.

Response. The overall portfolio will not be predominately foreign exposure. Please see the attached Prospectus, which was revised to better explain the investment strategies utilized. Please note that “substantial” has been replaced with more succinct language.

Comment 21. The end of the first sentence describes the funds volatility goal as “lower than that experienced by the broader market.” To which “broader market” does this refer? (Global equity market? US equity market? Foreign equity market? Emerging market companies?) Please specify.

Response. The attached Prospectus has been updated to remove the volatility goal noted.

January 15, 2025

Comment 22. What does “key, proprietary insights into industry or economic trends…uncovered by the Adviser” mean. Please rewrite this in plain English. Likewise, what constitutes a “major global investment theme(s),” and how does the adviser identify an “attractive” one? Please explain these concepts in concrete terms and consider providing examples.

Response. Please see attached the revisions made to the Prospectus to explain the strategies in plain English.

Comment 23. The third paragraph contains jargon as discussed in Comment 10 above. Please explain what you mean by a “competitive position,” (e.g. competitive relative to what?). How does the adviser assess the quality of company management (e.g. using what methods and what metrics)? To what does “relative valuation sustainability attributes” refer (e.g. sustainable how)? Relative to what? Please replace the jargon with ordinary language unsophisticated investors can understand comfortably. The same comment applies to the 5th paragraph too. Use a term other than “profit headwinds,” and identify the kind of “competitive pressures” you envision here. What is the relevant “period or time” here (e.g. six months or a 5-11 year cycle)?

Response. Please see attached the revisions made to the Prospectus to remove the jargon and explain the strategies in plain English.

Comment 24. It is unclear in the current disclosure how the adviser will consider issuer or sector exposures, position limits, and debt outstanding when making decisions on the construction of the Fund’s portfolio. Please revise the final section of the Fund’s principal strategy to disclose any portfolio construction parameters that you will use to construct the Fund’s portfolio.

Response. Please see the revisions made to the attached Prospectus regarding the portfolio construction parameters.

Principal Risks of Investing in the Fund

Comment 25. We note certain risks are raised only in the context of your depositary receipts risk and also should be included in the foreign (and emerging) markets risk descriptions. In your foreign markets risk description, specifically state “Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares.”

In addition, please note that this in turn could lead to differences in the market price of the ETF's shares and the underlying value of those shares. Please supplement the foreign risk disclosure accordingly.

Response. Please see below the additions to the Emerging Markets Risk and Foreign Markets Risk disclosures.

January 15, 2025

●

Emerging Markets Risk. Emerging markets are subject to greater market volatility, lower trading volume, political and economic instability, uncertainty regarding the existence of trading markets and more governmental limitations on foreign investment than more developed markets. In addition, securities in emerging markets may be subject to greater price fluctuations than securities in more developed markets. Differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Adviser’s ability to evaluate local companies and impact the Fund’s performance. Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares.

●

Foreign Markets Risk. Investments in ADRs and ETFs that provide exposure to non-U.S. securities involve certain risks that may not be present with investments in U.S. securities. For example, the value of non-U.S. securities may be subject to risk of decline due to foreign currency fluctuations or to political or economic instability. Investments in ADRs also may be subject to withholding or other taxes and may be indirectly subject to additional trading, settlement, custodial, and operational risks. These and other factors can make investments in the Fund more volatile and potentially less liquid than other types of investments. Foreign markets ADRs and ETFs involve risks similar to those associated with investments in foreign securities, such as changes in political or economic conditions of other countries, changes in the exchange rates of foreign currencies, and, because the underlying securities of ADRs and ETFs trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the securities underlying the ADRs and ETFs may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for shares. This, in turn, could lead to differences in the market price of the ETF’s and ADR shares and the underlying value of those shares.

Comment 26. Consistent with instruction 6 of item 27A-(d)(2), of form N-1A, the fund’s "broad based index" should be an index that represents the overall applicable domestic or international equity or debt markets as appropriate. In your response letter, please supplementally explain to us how the broad-based securities market index of the predecessor fund is an appropriate index for purposes of the form requirement.

Response. The Bloomberg World Large, Mid & Small Cap Equal Weight Total Return Index (the “WLSEQT Index”) is an appropriate index for the Clough Select Equity ETF because it is an equal weighted equity benchmark that covers the top 99% of market cap of the measured market. The Clough Select Equity ETF has broad access to invest across market capitalizations and generally reflects exposure to an array of sectors and geographies. Additionally, Morningstar recently transitioned the Select Equity ETF from the “Small Growth Funds” category into the “Global Small/Mid Stock Funds” category, which supports utilizing the WLSEQT Index as the primary benchmark for the Select Equity ETF.

January 15, 2025

If you have any questions or additional comments, please call the undersigned at (312) 998-4263.

Very truly yours,

/s/ Matthew R. Tobin

Matthew R. Tobin

Attachment